1611 Telegraph Ave, Suite 1450	www.asyousow.org
Oakland, CA 94612	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Skechers USA

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Skechers USA Shareholders Encourage a YES vote on Proposal 2: Requesting a Report on Steps to Enhance Board Diversity

Annual Meeting: May 23, 2019

CONTACT: Danielle Fugere | DFugere@asyousow.org

THE PROPOSAL

Despite the title set forth in Skechers’ Opposition Statement, the Proposal does not request a report on the gender, race, ethnicity or sexual orientation of the Board. This resolution requests the Board of Directors provide an annual report, at reasonable expense and omitting proprietary information, on steps Skechers is taking to enhance board diversity beyond current levels, such as:

1.	Adopt a formal commitment to diversify the Board with respect to such characteristics as gender, race, ethnicity and sexual orientation;

2.	Commit publicly to include candidates who are diverse with respect to these characteristics in the pool from which director nominees are chosen;

3.	Report on its process for identifying candidates for the board who are diverse with respect to these characteristics.

REASONS TO VOTE FOR THIS RESOLUTION

Skechers has no woman Board members; it is required by California Law to add a woman to its Board

•	Skechers currently has no women on its Board of Directors

•	Skechers has apparently not had a female board member in the 20 years that it has been a publicly traded company.

•	California has approved SB 826, which requires publicly held companies domiciled in the state to have at least one woman on their Boards by 2019, and two to three by 2021 (depending on board size).

2019 Proxy Memo
Skechers USA | Report on Steps to Enhance Board Diversity

Diverse boards provide benefits to their company and to their shareholders

•	A growing body of research suggests that companies with diverse boards are better governed and managed, and have better long-term growth prospects. This is particularly true when there is a critical mass of three or more women on a board; academic research suggests that this “critical mass” can meaningfully disrupt groupthink and unlock greater innovation. For example, a study conducted by MSCI found a correlation between the presence of three or more women on boards of directors and superior return on equity and earnings per share, over a 5-year period.[1]

•	Additional identified benefits of adopting policy to include diverse candidates in the pool of potential future board members includes: larger candidate pool from which to pick top talent, better understanding of consumer preferences, a stronger mix of leadership skills, and improved risk management.

Skechers is increasingly isolated from its peers.2

•	In 2018, 87% of S&P 500 boards had at least two or more women.

•	The average S&P 500 board has 2.6 women directors.

•	Of new directors in 2018, 40% were women.

Board diversity efforts are widely supported

•	Greater board diversity is a goal that enjoys the support of many prominent institutional investors. In 2017, BlackRock, State Street and Vanguard all expressed commitments to promote gender diversity on boards, joining many pension funds long supportive of this goal that include those of New York City and New York State, CalPERS, CalSTRS, the SEIU Master Trust, the Illinois State Treasurer, Ohio PERS, State of Wisconsin Board of Investment, and many more. In the last ten years, investors have filed over 200 shareholder proposals seeking greater board diversity at American corporations, with 2018 support levels averaging 31%.

•	Other supporters include the Business Roundtable and the National Association of Corporate Directors (NACD), which represents 19,000 corporate board directors. The Guiding Principles of Corporate Governance of the Business Roundtable, an influential association of U.S. chief executives, state:

Diverse backgrounds and experiences on corporate boards, including those of directors who represent the broad range of society, strengthen board performance, and promote the creation of long-term shareholder value. Boards should develop a framework for identifying appropriately diverse candidates that allows the nominating/corporate governance committee to consider women, minorities and others with diverse backgrounds as candidates for each open board seat.

1 The executive summary notes: “Such superior performance from companies with at least three female board members may derive from better decision-making by a more diverse group of directors, as some studies hypothesize. But outperformance may also be tied to greater gender diversity among senior leadership and the rest of the workforce, which historically has correlated with reduced turnover and higher employee engagement.” (The Tipping Point: Women on Boards and Financial Performance, MSCI Research Insights, December 2016, p. 3 at https://www.30percentcoalition.org/resources/references-research/msci)

2 Catalyst, “Quick Take: Women on Corporate Boards; Dec 21, 2018” <https://www.catalyst.org/research/women-on-corporate-boards/>

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2019 Proxy Memo
Skechers USA | Report on Steps to Enhance Board Diversity

The company has inflated the costs associated with the proposal

•	The reporting requested by the resolution is limited to the steps Skechers is taking to enhance board diversity beyond current levels. It is unlikely that this level of reporting, when no more than a paragraph is needed, will be “expensive and time consuming” for the company as indicated by Skechers in its Statement of Opposition.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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